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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
             PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(b)

                              (Amendment No. ____)(1)


                              THE RIGHT START, INC.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)

                                    766574206
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 January 7, 2002
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             (Date of Event Which Requires Filing of this Statement)



         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     / /   Rule 13d-1(b)
     /x/   Rule 13d-1(c)
     / /   Rule 13d-1(d)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 766574206                                     Page 2 of 6 Pages
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   1.             NAME OF REPORTING PERSON
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                  Royal Vendex KBB N.V.
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   2.             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                     (a)    /  /

                                                     (b)    /  /

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   3.             SEC USE ONLY


-------------------------------------------------------------------------------
   4.             CITIZENSHIP OR PLACE OF ORGANIZATION

                  The Netherlands
-------------------------------------------------------------------------------
                        5.    SOLE VOTING POWER

                              5,000,000
  NUMBER OF SHARES    ---------------------------------------------------------
 BENEFICIALLY OWNED   6.      SHARED VOTING POWER
 BY EACH REPORTING
    PERSON WITH               -0-
                      ---------------------------------------------------------
                        7.    SOLE DISPOSITIVE POWER

                              5,000,000
                      ---------------------------------------------------------
                        8.    SHARED DISPOSITIVE POWER

                              -0-
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   9.             AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                  EACH REPORTING PERSON

                  5,000,000
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   10.            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
                  (9) EXCLUDES CERTAIN SHARES*                      /  /

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   11.            PERCENTAGE CLASS REPRESENTED BY AMOUNT IN ROW 9

                  15.9%
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   12.            TYPE OF REPORTING PERSON*

                  CO
-------------------------------------------------------------------------------
                *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                                                                    Page 3 of 6
Item 1(a).        Name of Issuer:

                  The Right Start, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  26610 Agoura Road
                  Suite 250
                  Calabasas, California 91302

Item 2(a).        Name of Person Filing:

                  Royal Vendex KBB N.V.

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  De Klencke 6, NL-1083
                  Postbus 7997, 1008 AD
                  Amsterdam, The Netherlands

Item 2(c).        Citizenship:

                  The Netherlands

Item 2(d).        Title of Class of Securities:

                  Common Stock

Item 2(e).        CUSIP Number:

                  766574206

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  Inapplicable

Item 4.           Ownership.

(a)      Amount beneficially owned:  5,000,000 shares.

                  On January 7, 2002, The Right Start Inc. issued an aggregate of 20,000 shares of its Series H Contingent Convertible Preferred Stock to two indirect wholly owned subsidiaries of Royal Vendex KBB N.V. (see Item 7 and Exhibit A). The 20,000 shares of Series H Contingent Convertible Preferred Stock will automatically convert into 5,000,000 shares of common stock upon approval by the issuer's shareholders of an increase in its authorized common stock (the "Shareholder Approval"); provided, however, that if there are any other shares of convertible preferred stock of the issuer that are not converted into common

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                                                                    Page 4 of 6

stock at the time of the Shareholder Approval, the Series H Contingent Convertible Preferred Stock will not automatically convert into common stock. In such event, the Series H Contingent Convertible Preferred Stock may be converted into common stock at the option of Royal Vendex KBB N.V. until such time as there is no convertible preferred stock outstanding, at which time the Series H Contingent Convertible Preferred Stock will automatically convert into common stock. At the time of the Shareholder Approval, the issuer's outstanding preferred stock, including the Series H Contingent Convertible Preferred Stock, is expected to convert into 23,344,797 shares of its common stock.


         (b) Percent of class: 15.9% (gives effect to the conversion of preferred stock as described in Item 4(a)).

         (c)      Number of shares as to which such person has:

                  (i)      Sole power to vote or direct the vote: 5,000,000

                  (ii)     Shared power to vote or direct the vote: -0-

                  (iii) Sole power to dispose of or direct the disposition of: 5,000,000

                  (iv) Shared power to dispose of or to direct the disposition of: -0-

Item 5.           Ownership of Five Percent or Less of a Class.

                  Inapplicable

Item 6.           Ownership of More than Five Percent on Behalf of
                  Another Person.

                  Inapplicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

                  See Exhibit A.

Item 8.           Identification and Classification of Members of the Group.

                  Inapplicable

Item 9.           Notice of Dissolution of Group.

                  Inapplicable

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                                                                    Page 5 of 6
Item 10. Certification.

                  By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose.



                                    SIGNATURE

                  After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                                 January 17, 2002
                                     -----------------------------------------
                                                      (Date)

                                                /s/ Marcel Smits
                                     -----------------------------------------
                                                    (Signature)

                                                 Marcel Smits/CFO
                                     -----------------------------------------
                                                   (Name/Title)






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                                                                    Page 6 of 6

                                    EXHIBIT A

         Royal Vendex KBB N.V. is the reporting person in this Schedule 13G. KBB Retail U.S.A., Inc., a Delaware corporation, is a wholly owned subsidiary of Royal Vendex KBB N.V. Quality Fulfillment Services, Inc., a Virginia corporation ("QFS"), and F.A.O. Services, Inc., a Delaware corporation, are wholly owned subsidiaries of KBB Retail U.S.A., Inc. KBB Retail Assets Corp., a New York corporation ("KBB"), is a wholly owned subsidiary of F.A.O. Services, Inc. QFS is the record holder of 1,000 shares of Series H Contingent Convertible Preferred Stock and beneficial owner of 250,000 shares of common stock of The Right Start, Inc. and KBB is the record holder of 19,000 shares of Series H Contingent Convertible Preferred Stock and beneficial owner of 4,750,000 shares of common stock of The Right Start, Inc.